UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):       [X] Form 10-K   [  ] Form 20-F    [  ] Form 11-K   [  ] Form 10-Q   [  ] Form 10-D                    [  ] Form N-SAR   [  ] Form N-CSR

For Period Ended:  December 31, 2006
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: __________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_______________________________________________________________________________

PART I - - REGISTRANT INFORMATION

Moscow CableCom Corp.
Full Name of Registrant

Andersen Group, Inc.
Former Name if Applicable

153 East 53rd Street, 58th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10022
City, Sate and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Annual Report on Form 10-K for the year ended December 31, 2006 (“2006 Annual Report”), within the prescribed time period because the Company has not been able to fully complete its analysis and review of all accounting and disclosure matters relating to its consolidated financial statements for the year ended December 31, 2006 without incurring unreasonable effort and expense.  Such matters include the Company’s accounting for uncertainties relating to the Company’s ability to recover value added taxes (“VAT”) paid to its suppliers and vendors by offsetting VAT collected from its customers, the accounting treatment for installation costs incurred in the course of connecting new subscribers, and the reconciliation of physical inventory to recorded amounts.  The Company, at this time, is unable to determine when it will file its 2006 Annual Report.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Andrew M. O’Shea	860	298-0444
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  [ X ] Yes    [    ] No ________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X ]Yes   [  ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons stated in Part III to this Form 12b-25, the Company has not been able to complete the analysis and review of all accounting and disclosure matters relating to its consolidated financial statements for the year ended December 31, 2006.  As a result, the results of operations that the Company will include in the 2006 Annual Report are still being finalized and the outcome of the review and analysis of the issues discussed in Part III to this Form 12b-25 are likely to affect the results of operations.  Consequently, the Company is unable to provide a reasonable estimate of those results at this time.

However, the following analysis presents a general discussion of selected financial and historical trends, which reflects anticipated changes to the results of operations for the year ended December 31, 2006 in comparison to the results of operations for the year ended December 31, 2005. The audited financial statements contained in the 2006 Annual Report may differ from any implied results set forth in the discussion below as a result of the completion of our overall review and analysis including, but not limited to, the resolution of the VAT, installation costs and inventory issues.

 All statements included in this Form 12b-25 (including the summary below), other than statements or characterizations of historical fact, are forward-looking statements. Examples of forward-looking statements include, but are not limited to: statements concerning projected net revenues, costs and expenses and gross margin for the year ended December 31, 2006; and our accounting estimates, assumptions and judgments utilized in developing the following explanations of anticipated changes in our results of our operations, as we expect them to be reported in our 2006 Annual Report.

The Company incurred operating losses in 2006 and expects that such losses will continue in 2007 and beyond as the Company continues to rapidly expand its hybrid-fiber coaxial network (“HFC Network”) in Moscow, Russia.  The Company’s current marketing efforts involve significant subsidies of installation costs and new subscriber equipment.  These costs have the effect of increasing both recognized and deferred expenses, which generally exceed current revenues from new subscribers.  The Company has used cash to fund its operating losses and the construction of the HFC Network since inception, and the Company remains dependent upon external financing to continue such activities.

The following table presents the growth in the number of homes passed by our HFC Network in Moscow, Russia and the number of active subscribers for our services as of each of December 31, 2006 and 2005:

	December 31, 2006	December 31, 2005	Change

Homes Passed	782,249	325,954	140.0%
Active Subscribers:
Terrestrial television	173,558	85,994	101.8%
Digital cable television	65,310	15,618	318.2%
Internet	98,106	34,600	183.5%

Penetration levels:
Terrestrial television	22.2%	26.4%
Digital cable television	8.3%	4.8%
Internet	12.5%	10.6%

As a result of such growth, our revenues grew significantly over 2005 levels. Average revenue per subscriber (“ARPU”) improved during 2006 over 2005 for television services based on tariff increases for terrestrial television services and from the increased take-up of additional premium services, including content offered by NTV + and the introduction of pay-per-view services.

Cost of sales increased as a result of increased depreciation relating to assets installed to expand the HFC Network and equipment provided to subscribers, increased traffic and volume of data transmission through the fiber optic network (“MFON”) which carries signals to and from our HFC Network, increased content charges as a result of the expansion of our customer base, and increased salaries and equipment costs which resulted from an increase in the number of new subscribers connected in 2006 over 2005 levels.

Our operating costs grew as a result of increased salaries from expansion of sales, marketing, administrative and executive staffing and from the compensation costs recognized as a result of the implementation of SFAS No. 123(R), pursuant to which we record the fair value of stock options vested during the year. In addition, we incurred higher advertising costs as we expanded our marketing efforts to a broader area within Moscow. We paid increased professional fees to address the restatement of our previously filed financial statements for the periods ended June 30, 2005 through March 31, 2006 and for the year ended December 31, 2005, due to required adjustments relating to our accounting for deferred income taxes, and the effects of delays in our ability to file certain regulatory reports. Also, we incurred professional and other fees in connection with the evaluation of a negotiated acquisition proposal by Renova Media Enterprises Ltd., our largest single stockholder (“Renova Media”), to acquire all of the outstanding equity in the Company that it does not directly own. As previously reported in our filings with the Securities and Exchange Commission, the Company and Renova Media entered into an agreement and plan of merger on February 21, 2007.

We also experienced a significant increase in our interest expense primarily as a result of an additional $10 million borrowings under a $28.5 million term loan agreement dated August 26, 2004 (the “2004 Term Loan”) with an affiliate of Renova Media (the “Renova Affiliate”), and from the effects of accruing quarterly interest charges into the principal balance of the 2004 Term loan.

With the determination that the Russian ruble is the functional currency of our primary operating subsidiary, the strengthening of the ruble against the U.S. dollar during 2006 resulted in the recognition of foreign currency transaction gains relating to U.S. dollar denominated liabilities, including the loans from the Renova Affiliate and certain intercompany loans.

Moscow CableCom Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2007	By: /s/ Tate Fite
Tate Fite
Chief Financial Officer

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